

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Kuai Leong
Senior Deputy General Counsel and Deputy Corporate Secretary
UNITEDHEALTH GROUP INC
9900 Bren Road East
Minnetonka, MN, 55343

Re: UNITEDHEALTH GROUP INC
Form 8-K filed February 22, 2024
Amendment No. 1 to Form 8-K filed March 08, 2024
Amendment No. 2 to Form 8-K filed April 24, 2024
File No. 001-10864

Dear Kuai Leong:

We have conducted a limited review of your Form 8-K and have the following comment.

Please respond to this letter by amending your Form 8-K and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your Form 8-K and the information you provide in response to this letter, we may have additional comments.

<u>Form 8-K filed February 22, 2024. Amendment No. 1 to Form 8-K filed March 08, 2024, Amendment No. 2 to Form 8-K filed April 24, 2024</u>

<u>Item 1.05 Material Cybersecurity Incidents, page 1</u>

1. Please tell us what consideration you gave to filing an amended Form 8-K pursuant to Instruction 2 to provide information about the impact on your business operations, similar to those described on the "Information on the Change Healthcare Cyber Response" webpage. For example, your 8-K does not indicate that some pharmacies have been unable to submit claims, and that providers have not been able to submit claims or receive payment, but that information is described on the website. Please refer to Rule 105 of Regulation S-T regarding the use of hyperlinks. Additionally, we note news reports indicating that pharmacies have been unable to verify insurance status, and as a result customers have had to pay cash or have been unable to obtain prescriptions. When you file amended Forms 8-K pursuant to Instruction 2 to Item 1.05 of Form 8-K, please expand your disclosure to address the following items:

- expand your discussion to describe the scope of your business operations impacted; and
- describe the known material impact(s) the incident has had and the material impact(s) that are likely to continue.

In considering material impacts, please describe all material impacts. For example, consider customer/partner relationships and potential reputational harm related to the outage of your system, as well as any impact to your financial condition or results of operations. To the extent you become aware of additional reasonably likely material impacts, please confirm you will file an amended Form 8-K to update your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology